Exhibit 4.15

AMENDMENT NO. 1 TO INVESTOR AGREEMENT

This Amendment No. 1 is made and entered into as of the 26th day of November, 2002 by and between SoftBrands, Inc., a Delaware Corporation (“SoftBrands”) and Info-Quest SA, a corporation formed under the laws of Greece (“Info-Quest”).

WHEREAS, SoftBrands and Info-Quest are parties to that certain Investor Agreement by and between SoftBrands, Inc. and Info-Quest SA dated as of May 15, 2002 (the “Info-Quest Agreement”) which provides to Info-Quest, among other things, certain registration rights and purchase participation rights relative to shares of the Common Stock of SoftBrands;

WHEREAS, SoftBrands has negotiated the sale to Capital Resource Partners IV, L.P., a Delaware limited partnership and CRP Investment Partners IV, LLC, a Delaware limited liability company (together, “CRP”) of $20,000,000 of its Senior Subordinated Secured Notes, due 2009 (the CRP “Notes”) together with warrants to purchase 6,956,715 shares of common stock of SoftBrands at a price of 57 cents (the “CRP Warrants”) pursuant to a Senior Subordinated Secured Note and Warrant Purchase Agreement dated as of the date hereof (the “Purchase Agreement”) (see attached appendix A) by and among SoftBrands and CRP;

WHEREAS, CRP will receive, upon purchase of the Notes and Warrants, certain registration rights relative to the shares of common stock of SoftBrands issuable upon exercise of the Warrants pursuant to an Investors Rights Agreement by and between SoftBrands and CRP (the “CRP Registration Agreement”);

WHEREAS, CRP has conditioned its investment in the Notes and Warrants on the execution of this Amendment;

NOW THEREFORE, in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.             Waiver of Purchase Participation Right.  Pursuant to Section 6.10 of the Info-Quest Agreement. Info-Quest hereby expressly waives its right pursuant to Article 4 of the Info-Quest Agreement to purchase Notes, Warrants or any shares of Common Stock of the Company issued or issuable upon any conversion or exercise of the CRP Warrants in connection with this offering.  This waiver is one time only and applies to the specific offering as described in the Purchase Agreement in appendix A (Purchase Agreement among Softbrands Inc. and Capital Resource Partners IV L.P. – TH. & T Draft 11/1/2002). Nothing in this Section 1 shall be construed as a change in the Info-Quest Agreement or a waiver by Info-Quest to participate in any future offerings according to the Info-Quest Agreement.

2.             Pro Rata Piggy Back Registration Right.  Sections 3.2(a)(i) and 3.2(a)(ii) of the Info-Quest Agreement are hereby amended to provide that, in the event a recognized independent investment banker determines, in such firm’s opinion, that the number of Registrable Securities (as defined in the Info-Quest Agreement) proposed to be included in a registration under Section 3.2 is greater than the number of securities which can be offered without adversely affecting the offering, the number of such Registrable Securities may be reduced, pro rata, with any reduction in the number of Warrant Shares (as defined in the CRP Registration Agreement) included in such registration. The Registrable Securities held by Info-Quest shall be deemed to have the contractual incidental registration rights or “piggyback” rights that rank on par with (not subordinate to) the contractual incidental registration rights or “piggyback” rights held by CRP.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed as of the date first written above.

SOFTBRANDS, INC.

By:	/s/ David G. Latzke
Name: David G. Latzke
Title: CFO

INFO-QUEST SA

By:	/s/ J. Tsakalakos	and	/s/ D. Rovatsos
Name:	J. Tsakalakos	and	D. Rovatsos
Title:	CFO		Treasurer